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                              June 6, 2024

       Michael J. Bilerman
       Chief Financial Officer
       Tanger Inc.
       3200 Northline Avenue
       Suite 360
       Greensboro, NC 27408

                                                        Re: Tanger Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Filed February 21,
2024
                                                            File No. 001-11986

       Dear Michael J. Bilerman:

              We have reviewed your May 17, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any reference to a prior comment is to the comment in our April 24,
       2024 letter.

       Form 10-K for the year ended December 31, 2023

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Evaluation of Impairment of long-lived assets, page 60

   1. We note your response to comment 1. We continue to believe it would be beneficial to investors to provide a
more fulsome discussion of how you determined that the carrying value of the Atlantic
City Center is recoverable, despite the fact that the carrying value exceeds fair value.
Please also explain to us why the carrying value of $111.1 million disclosed on page 60
does not agree to the $88.4 million carrying value calculated from
                                                        Schedule III.
              Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
       you have questions regarding comments on the financial statements and related matters.
 Michael J. Bilerman
Tanger Inc.
June 6, 2024
Page 2




FirstName LastNameMichael J. Bilerman   Sincerely,
Comapany NameTanger Inc.
                                        Division of Corporation Finance
June 6, 2024 Page 2                     Office of Real Estate & Construction
FirstName LastName